August 31, 2011

By Electronic Submission

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Red Hat, Inc.

Form 10-K for the Fiscal Year Ended February 28, 2011

Filed April 29, 2011

File No. 001-33162

Dear Mr. Gilmore:

Thank you for your letter dated August 18, 2011.

In your letter you seek a response from the Company within ten business days from the date of your letter (i.e., September 1, 2011) or an indication from the Company as to when it intends to provide you with a response.

Given our need to coordinate input from individuals whose availability will be limited until after the Labor Day weekend, we respectfully request an extension of six business days. If granted, this requested extension would result in our submission of a response on or before September 12, 2011.

Please contact me at (919) 754-4340 if you would like to discuss this request. We appreciate your consideration.

Sincerely,

/s/ R. Brandon Asbill
R. Brandon Asbill
Assistant General Counsel
Red Hat, Inc.

cc:	Joyce Sweeney

Staff Accountant

Securities and Exchange Commission